Filed Pursuant to Rule 433

Registration No. 333-197375

June 22, 2015

BB&T Corporation

Pricing Term Sheet

Medium-Term Notes, Series E (Senior)

$1,000,000,000

2.625% Senior Notes due 2020

Issuer	BB&T Corporation

Security	2.625% Senior Notes due June 29, 2020

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$1,000,000,000

Security Type	SEC Registered Medium-Term Notes, Series E (Senior)

Maturity	June 29, 2020

Coupon	2.625%

Payment Frequency	Semi-Annually

Day Count Convention	30/360

Redemption Date	May 29, 2020

Redemption Terms	Redeemable in whole or in part on or after the Redemption Date at 100% of the principal amount of the Senior Notes (par), plus accrued and unpaid interest thereon to the date of redemption. BB&T Corporation shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Senior Notes.

Benchmark Treasury	1.50% US Treasury due May 31, 2020

Spread to Benchmark Treasury	+98 bps

Benchmark Treasury Spot and Yield	99-08 1⁄4; 1.657%

Price to Public	99.944% of face amount

Yield to Maturity	2.637%

Proceeds (Before Expenses) to Issuer	$997,940,000 (99.794%)

Interest Payment Dates	June 29 and December 29 of each year, commencing December 29, 2015

Trade Date	June 22, 2015

Settlement Date	June 29, 2015 (T+5)

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FAU7 / US05531FAU75

Joint Bookrunners	BB&T Capital Markets, a division of BB&T Securities, LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Co-Managers	Drexel Hamilton, LLC Mischler Financial Group, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

We expect that delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this term sheet. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this term sheet or the following business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date hereof or the following business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BB&T Capital Markets, a division of BB&T Securities, LLC toll-free at (804) 787-8221, Deutsche Bank Securities Inc. toll-free at (800) 503-4611 or Goldman, Sachs & Co. toll-free at (866) 471-2526